Filed pursuant to Rule 424(b)(3)
Registration No. 333-48701

INTERNATIONAL SMART SOURCING, INC.

STICKER SUPPLEMENT DATED
DECEMBER 5, 2006 TO
PROSPECTUS
DATED APRIL 23, 1999

          This Supplement to International Smart Sourcing, Inc.’s (“ISS”) Prospectus dated April 23, 1999, as amended (the “Prospectus”), updates certain information contained in the Prospectus.  The Prospectus relates to warrants issued in 1999 in connection with our initial public offering (the “Warrants”) and shares of our common stock including shares of common stock issuable upon the exercise of the Warrants. This Supplement should be read in conjunction with the Prospectus.

          The terms of the Warrants are set forth in a Warrant Agreement dated as of April 23, 1999, as amended (the “Warrant Agreement”).  The Warrant Agreement provides for the adjustment, under certain circumstances, of the exercise price and the number of shares of common stock issuable upon the exercise of the Warrants.  On December 10, 2004, ISS declared a 400% stock dividend to stockholders of record on December 1, 2004.  As a result of the stock dividend, each Warrant outstanding on the record date was amended to entitle the holder of the Warrant to purchase 5.1546378 shares of common stock at the total exercise price, then in effect, of $4.85 per Warrant (i.e., $0.97 per share of common stock).  The expiration date of the Warrants had been previously extended from April 23, 2005, until April 23, 2007.

          During the period commencing on November 1, 2006 and terminating on November 30, 2006, the common stock of ISS traded within a range of $0.12- $0.16 per share.  In order to increase the possibility that the Warrants will become economically feasible  to exercise  at some future date, we  have taken action to lower the exercise price of the Warrants.

          On December 4, 2006, we reduced the total exercise price of each Warrant from $4.85 to $1.03092756 (i.e., $0.20 per share of common stock). As a result, each Warrant now entitles the holder of the Warrant to purchase 5.1546378 shares of our common stock at a total exercise price of $1.03092756.  We have extended the expiration date of the Warrants by three years, from April 23, 2007 until 5:00 PM (New York City Time) on April 23, 2010. The other terms of the Warrants have not been changed.

          No fractional shares will be issued in connection with the exercise of Warrants by Warrant holders.  If an exercise by a Warrant holder of all or a portion of its Warrants would otherwise result in the issuance of a fractional share, ISS will deduct the amount of the exercise price attributable to the fractional share from the aggregate exercise price payable by the Warrant holder.

          ISS reserves the right to further modify the exercise price or extend the expiration date of the Warrants or to modify other terms of the Warrants. However at this time ISS does not intend to do so.

The date of this Supplement is December 5, 2006.